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SEC Mail Processing Section

FEB 21 2017

Washington DC 406

SEC FILE NUMBER
~~8-69667~~ 8-68549 RMS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SDDCO BROKERAGE ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE - 15TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRYON LYONS — (212) 751-4424 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & ASSOCIATES LLC
(Name -- *if individual, state last, first, middle name*)

11 BROADWAY - SUITE 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, BRYON LYONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SDDCO BROKERAGE ADVISORS, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CEO / CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SDDCO Brokerage Advisors LLC
Contents
December 31, 2016

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
SDDCO Brokerage Advisors LLC

We have audited the accompanying statement of financial condition of SDDCO Brokerage Advisors LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 17, 2017

SDDCO Brokerage Advisors LLC
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash and cash equivalents	$	196,599
Accounts receivable		117,306
Due from broker		219,732
Investment in securities, at fair value		21,647
Prepaid expenses		9,906
Other assets		2,527
Total assets	$	567,717
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	291,687
Total liabilities		291,687
Members' equity		276,030
Total liabilities and members' equity	$	567,717

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

SDDCO Brokerage Advisors LLC (the "Company") was formed in the State of New York in December 2009. The Company registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 3, 2010. The Company is registered in the fifty states and the District of Columbia. The Company ownership consists of two members: Mr. Bryon H. Lyons, the Managing Member and twenty percent owner; and, S.D. Daniels & Co. CPA, PC, a Member and eighty percent owner. The Company is authorized to conduct a business in the Private Placement of securities; and in conjunction with its clearing agent, the Company conducts the following business lines: retailing corporate debt and equity securities, both over-the-counter and through an exchange member; mutual funds; and, U.S. Government securities. The Company may also conduct Investment Advisory Services; the distribution of Third-Party Research; and, General Corporate Advisory and Compliance Consulting Services to other broker dealers, investment advisors, corporate clients, and hedge funds. The Company will continue indefinitely, unless terminated sooner by Management. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company introduces all customer accounts on a fully disclosed basis to its clearing agent, Pershing LLC, and maintains a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule) and will not hold customer funds or safekeep customer securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The company places its cash with high credit quality financial institutions. At times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

Revenue Recognition and Account Receivable

Revenue is recognized in the period the fees are earned. Securities transactions are recorded on a trade-date basis. The Company earns both securities related commission income for Brokerage Activities, Private Placements, Investment Banking, and Referral arrangements, and non-securities related revenue from Compliance Consulting and Corporate Advisory engagements. This is in addition to Interest Income and any Gains/Losses from Investments. Expenses related to Registered Representatives are typically significant but proportionate in relation to the corresponding Income Accounts for Private Placements and Corporate Advisory Commissions due to the fee share arrangements between the Company and each of its Registered Representatives. Accounts Receivable are reviewed monthly and invoices sent on a 30-day net basis. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectible accounts at year-end since it has determined that there is no need for any write-offs.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is treated as a partnership. The Company's income or loss is reportable by its members on their tax returns. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2014, and 2015. The Company is subject to New York City Unincorporated Business Tax, a provision for which is reported on the statement of operations.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments

NOTE'1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The investment of the Company at December 31, 2016 consists of publicly traded shares categorized as Level 1.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $223,424, which was $203,978 in excess of its required net capital of $19,446. The Company's net capital ratio was 1.31 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with S. D. Daniels & Co., CPA, P.C. ("SDDCO"), a related entity, whereby SDDCO and its affiliate provides certain administrative services and the use of certain office space in connection with the Company's operations. In exchange for these services and office space, the Company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. The Rent allocation is a month-to-month expense with the SDDCO lease expiring in December 2022. For the year ended December 31, 2016, expenses allocated to the Company by SDDCO and its affiliate were $144,025 and are included in various categories of the accompanying statement of operations. At December 31, 2016, the Company had a balance of $49,843 due to SDDCO and its affiliate included in accounts payable and other accrued expenses on the statement of financial condition. SDDCO as the majority owner, also guarantees to provide all necessary capital to the Company, in the event of extraordinary circumstances and the maintenance of adequate net capital.

NOTE 4 - SIGNIFICANT GROUP CONCENTRATION OF RISK

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. The Company's two largest customers accounted for approximately 52% of the placement fee income for 2016.

NOTE 5 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2016 or during the year then ended.

NOTE 6 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 7 - BENEFITS

The Company participates in a 401(k) profit sharing plan covering substantially all of its employees. The plan includes employee contributions and discretionary employer contributions. The Company is not required to make contributions; however, if the Company makes a contribution, it must at a minimum equal at least 3% of each participant's compensation, as defined under the plan. The Company contributed $12,832 to the plan for the year ended December 31, 2016 which is reported on the 401(k) employer contributions line on the statement of operations.